

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

Mário Ghio Junior
Chief Executive Officer
Vasta Platform Ltd.
Av. Paulista, 901, 5th Floor
Bela Vista, São Paulo – SP, 01310-100, Brazil

> **Re: Vasta Platform Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 11, 2020**
> **CIK No. 0001792829**

Dear Mr. Junior:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Form F-1 filed June 11, 2020

Our Corporate Structure, page 12

1.  We note your response to prior comment 11 and your revised chart on page 13. Please explain to us what the box entitled "free float" represents and provide additional disclosure so that an investor can appreciate how an investment in this Offering is depicted. In this regard, it is not clear why the "free float" represents ownership interests in Vasta as well as EDE and Saber.

Summary Financial and Other Information, page 21

2.      We note your response to comment 2 and your revisions under "ACV Bookings."  Please
        further revise to disclose any risks associated with the amount you have disclosed for your
        2020 sales cycle and why you refer to them as "preliminary result(s)."  Elaborate to
        acknowledge any assumptions or conditions that could cause any of these contracted
        amounts to change before revenue is recognized, such as cancellations or possible
        adjustments to contract terms.

Risk Factors
"We could be adversely affected if we are unable to renegotiate collective labor agreements with
the unions...", page 46

3.      In this Risk Factor, you discuss salaries and wages as a percentage of total expenses in the
        context of potential increases due to labor negotiations. While this may be an appropriate
        metric to highlight, you have included as part of this discussion the combined Predecessor
        and Successor periods spanning January 1, 2018 through December 31, 2018. Please
        revise this Risk Factor to separately discuss the Predecessor period January 1, 2018
        through October 10, 2018 and the Successor period October 11, 2018 through December
        31, 2018.

Capitalization, page 70

4.      Please revise your narrative description to specifically state the details of the Contribution,
        not merely a cross-reference to disclosure elsewhere in the filing.

5.      Please further revise your tabular presentation to include rows for each class of share
        capital showing the number of shares authorized and reflecting the issuance of both the
        Series A and B Common Shares.

Reconciliation of our Adjusted EBITDA to Net Profit (Loss) for the Period / Year, page 76

6.      Refer to our previous comment 26. As previously requested, please revise your headers in
        the "Successor" time periods to properly align 2019 and 2018 time periods. Currently
        2019 figures in Brazilian Real is headed under the "Successor" period in 2018. Please note
        this change is needed in both the EBITDA reconciliation table and the Adjusted EBITDA
        reconciliation table.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Unaudited Supplemental Condensed Pro Forma Financial Information For The Year Ended
December 31, 2018, page 101

7.      You state in the first paragraph that this section is intended to provide pro forma results of
        operations as if the Acquisition described elsewhere in the document had occurred on
        January 1, 2019. It appears this date should be January 1, 2018. Please revise.

You may contact Amy Geddes at 202-551-3304 or Donna Di Silvio at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services